Exhibit (a)(5)(iii)

Liberty Global Announces Preliminary Results of Dutch Auction Self-
Tender Offers for Shares of Its Series A Common Stock and Series C
Common Stock
Denver, Colorado — September 11, 2007: Liberty Global, Inc. (“Liberty Global”) (NASDAQ: LBTYA, LBTYB and LBTYK) announced today the expiration of its modified Dutch auction self-tender offers to purchase up to 5,682,000 shares of its Series A common stock and up to 5,682,000 shares of its Series C common stock. Both tender offers expired at 5:00 p.m., New York City time, on September 10, 2007.
Based on the preliminary tabulation by the depositary, the Series A tender offer was oversubscribed as approximately 9,164,419 Series A shares were validly tendered and not withdrawn, before counting shares subject to guaranteed delivery. Based on this preliminary tabulation, the purchase price for the Series A tender offer would be $43.60 per share. Liberty Global reserves its right, without extending its tender offer for shares of Series A common stock, to purchase up to an additional 2% of its outstanding Series A common stock pursuant to the Series A tender offer. Based on the preliminary tabulation by the depositary, the Series C tender offer was oversubscribed as approximately 48,816,229 Series C shares were validly tendered and not withdrawn, before counting shares subject to guaranteed delivery. Based on the preliminary tabulation, the purchase price for the Series C tender offer would be $40.00 per share. Liberty Global reserves its right, without extending its tender offer for shares of Series C common stock, to purchase up to an additional 2% of its outstanding Series C common stock pursuant to the Series C tender offer. The number of shares tendered and purchase prices in the Series A and Series C tender offers are preliminary and subject to adjustment based on shares validly tendered pursuant to guaranteed delivery procedures as described below. The respective tender offer price ranges were $40.00-$44.00 for the Series A tender offer and $40.00-$44.00 for the Series C tender offer.
Because each tender offer was oversubscribed, the number of shares of Series A common stock and Series C common stock that Liberty Global will purchase from each stockholder that tendered Series A shares or Series C shares, as applicable, within the applicable purchase price range for that tender offer will be pro-rated, subject to the odd-lot and conditional tender provisions of each tender offer and the right of Liberty Global to purchase up to an additional 2% of the outstanding shares of Series A common stock and/or up to an additional 2% of the outstanding shares of Series C common stock. After the depositary verifies the actual number of Series A shares and Series C shares validly tendered and not withdrawn, including Series A shares and Series C shares tendered pursuant to guaranteed delivery procedures, and the purchase price at which such Series A shares and Series C shares were tendered, Liberty Global will promptly announce the actual number of Series A shares and Series C shares tendered and not withdrawn, the proration factor applicable to each tender offer and the purchase price for Series A shares and Series C shares validly tendered and not withdrawn. Promptly after such announcement, the depositary will issue payment for the Series A shares and Series C shares validly tendered and accepted for purchase under the Series A tender offer or Series C tender offer, as applicable, and will return all other Series A shares and Series C shares tendered. It is currently expected that the numbers of shares to be purchased, proration factor and the final purchase price, in each case, applicable for each tender offer, will be announced on or about September 14, 2007 and that payment for all Series A shares and Series C shares purchased will be made promptly thereafter.
The information agent for the tender offers is D. F. King & Co., Inc. The depositary is Computershare Shareholder Services, Inc. For questions and information please contact the information agent toll free at (800) 207-3158.
About Liberty Global
Liberty Global is the leading international cable operator offering advanced video, voice and broadband Internet services to connect its customers to the world of entertainment, communications and information. As of June 30, 2007, Liberty Global operated state-of-the-art broadband communications networks that served approximately 16 million customers across 17 countries principally located in Europe, Japan, Chile, and

Australia. Liberty Global’s operations also include significant media and programming businesses such as Chellomedia in Europe.
For more information, please visit www.lgi.com or contact:

Christopher Noyes	Hanne Wolf
Investor Relations — Denver	Corporate Communications — Denver
303.220.6693	303.220.6678

Iván Nash Vila	Bert Holtkamp
Investor Relations — Europe	Corporate Communications — Europe
+41 44 277 9738	+31 20 778 9447